                                 HANDY & HARMAN

                        OFFER TO PURCHASE FOR CASH UP TO
                      1,800,000 SHARES OF ITS COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                  AT A PURCHASE PRICE NOT GREATER THAN $20.00
                         NOR LESS THAN $17.50 PER SHARE

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 21, 1996, UNLESS THE OFFER IS EXTENDED.

     Handy & Harman, a New York corporation (the "Company"), invites its shareholders to tender shares of its common stock, par value $1.00 per share (including the associated common stock purchase rights) (the "Shares"), to the Company at prices not greater than $20.00 nor less than $17.50 per Share in cash, specified by tendering shareholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $20.00 nor less than $17.50 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 1,800,000 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as are validly tendered at prices not greater than $20.00 nor less than $17.50 per Share). The Company will pay the Purchase Price for all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms hereof. The Company reserves the right, in its sole discretion, to purchase more than 1,800,000 Shares pursuant to the Offer.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     At a meeting of the Board of Directors of the Company held on October 24, 1996, the Board of Directors declared a regular quarterly dividend of $.06 per Share payable on December 3, 1996 to shareholders of record on November 15, 1996. Since the Expiration Date (as defined herein) will occur after November 15, 1996, holders of record on such date of Shares purchased in the Offer will be entitled to receive such dividend to be paid to shareholders of record as of such date regardless of whether such Shares are tendered pursuant to the Offer prior to, on or after November 15, 1996. The Shares are listed and principally traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "HNH." On October 21, 1996, the last full trading day on the NYSE prior to announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $17.375. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.
                            ------------------------

                      The Dealer Manager for the Offer is:

                          J.P. MORGAN SECURITIES INC.
            The Date of this Offer to Purchase is October 24, 1996.

                                   IMPORTANT

     Any shareholders desiring to tender all or any portion of their Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in Section 3, or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Shareholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary, in any case, by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. TO EFFECT A VALID TENDER OF THEIR SHARES, SHAREHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

                                    SUMMARY

     This general summary is provided for the convenience of the Company's shareholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of Shares to be
  Purchased................  1,800,000 Shares (or such lesser number of Shares as are validly tendered).

Purchase Price.............  The Company will determine a single per Share net cash price, not greater than $20.00 nor less than $17.50 per Share, that it will pay for Shares validly tendered. All Shares acquired in the Offer will be acquired at the Purchase Price even if tendered below the Purchase Price. Each shareholder desiring to tender Shares must specify in the Letter of Transmittal the minimum price (not greater than $20.00 nor less than $17.50 per Share) at which such shareholder is willing to have Shares purchased by the Company.

How to Tender Shares.......  See Section 3. Call the Information Agent or
                               consult your broker for assistance.

Dividends..................  See Section 7 for a discussion of payment of the next regular quarterly dividend.

Brokerage Commissions......  None.

Stock Transfer Tax.........  None, if payment is made to the registered holder.

Expiration and Proration
Dates......................  Thursday, November 21, 1996, at 12:00 Midnight, New
                               York City time, unless extended by the Company.

Payment Date...............  As soon as practicable after the Expiration Date.

Position of the Company and
its Directors..............  Neither the Company nor its Board of Directors
                               makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares.

Withdrawal Rights..........  Tendered Shares may be withdrawn at any time until
                               12:00 Midnight, New York City time, on Thursday, November 21, 1996, unless the Offer is extended by the Company and, unless previously purchased, after 12:00 Midnight, New York City time, on Friday, December 20, 1996. See Section 4.

Odd Lots...................  There will be no proration of Shares tendered by any shareholder owning beneficially fewer than 100 Shares in the aggregate (including Shares reflecting interests in the Company Stock Fund allocated to the Savings Plans but excluding Restricted Shares) as of October 23, 1996, and continues to beneficially own fewer than 100 Shares on the Expiration Date, and who tenders all such Shares at or below the Purchase Price prior to the Expiration Date and who checks the "Odd Lots" box in the Letter of Transmittal.

Further Developments
Regarding
  the Offer................  Call the Information Agent or consult your broker.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                            ------------------------

                               TABLE OF CONTENTS

                                       SECTION                                          PAGE
--------------------------------------------------------------------------------------  ----
INTRODUCTION..........................................................................
                                                                                          5
THE OFFER.............................................................................
                                                                                          7
 1.  Number of Shares; Proration......................................................
                                                                                          7
 2.  Tenders by Owners of Fewer than 100 Shares.......................................
                                                                                          8
 3.  Procedure for Tendering Shares...................................................
                                                                                          9
 4.  Withdrawal Rights................................................................
                                                                                         13
 5.  Purchase of Shares and Payment of Purchase Price.................................
                                                                                         14
 6.  Certain Conditions of the Offer..................................................
                                                                                         15
 7.  Price Range of Shares; Dividends.................................................
                                                                                         16
 8.  Background and Purpose of the Offer; Certain Effects of the Offer................
                                                                                         17
 9.  Interests of Directors and Executive Officers; Transactions and Arrangements
     Concerning the Shares............................................................
                                                                                         19
10.  Source and Amount of Funds.......................................................
                                                                                         20
11.  Certain Information about the Company............................................
                                                                                         20
12.  Effects of the Offer on the Market for Shares; Registration under the Exchange
  Act.................................................................................
                                                                                         24
13.  Certain Legal Matters; Regulatory Approvals......................................
                                                                                         24
14.  Certain U.S. Federal Income Tax Consequences.....................................
                                                                                         25
15.  Extension of the Offer; Termination; Amendments..................................
                                                                                         27
16.  Fees and Expenses................................................................
                                                                                         27
17.  Miscellaneous....................................................................
                                                                                         28
SCHEDULE I-Certain Transactions Involving Shares......................................
                                                                                        S-1

TO THE HOLDERS OF SHARES OF
  COMMON STOCK OF HANDY & HARMAN:

                                  INTRODUCTION

     Handy & Harman, a New York corporation (the "Company"), invites its shareholders to tender shares of its common stock, par value $1.00 per share (including the associated common stock purchase rights) (the "Shares"), to the Company at prices not greater than $20.00 nor less than $17.50 per Share in cash, specified by tendering shareholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $20.00 nor less than $17.50 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 1,800,000 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as are validly tendered at prices not greater than $20.00 nor less than $17.50 per Share). The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined in Section 1) at prices at or below the Purchase Price and not withdrawn upon the terms and subject to the conditions of the Offer including the proration terms described below. The Company reserves the right, in its sole discretion, to purchase more than 1,800,000 Shares pursuant to the Offer.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     If, before the Expiration Date, more than 1,800,000 Shares are validly tendered at or below the Purchase Price and not withdrawn (or such greater number of Shares as the Company may elect to purchase), the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares first from all Odd Lot Owners (as defined in Section 2) who validly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other shareholders who validly tender Shares at prices at or below the Purchase Price (and do not withdraw them prior to the Expiration Date). The Company will return at its own expense all Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration. The Purchase Price will be paid net to the tendering shareholder in cash for all Shares purchased. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. HOWEVER, ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY (AS DEFINED BELOW) THE SUBSTITUTE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. In addition, the Company will pay all fees and expenses of J.P. Morgan Securities Inc. (the "Dealer Manager"), Georgeson & Company Inc. (the "Information Agent") and ChaseMellon Shareholder Services, L.L.C. (the "Depositary") in connection with the Offer. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     The Company is making the Offer to (i) use the Company's cash and proceeds realized upon the sale of a portion of the Company's precious metals inventory to improve the Company's capital structure and lower its cost of capital for the benefit of its shareholders, and (ii) afford to those shareholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales. The Offer also gives shareholders an opportunity to sell their Shares at a price greater than the prevailing market prices of the Shares immediately prior to the announcement of the Offer. After the Offer is completed, the Company expects to have sufficient cash flow and access to other sources of capital to fund its growth initiatives, including building its businesses and making strategic acquisitions.

     As of the close of business on October 16, 1996, there were 13,806,427 Shares outstanding and 942,631 Shares issuable upon exercise of outstanding stock options ("Options") under the Company's 1995 Omnibus Stock Incentive Plan and the Outside Director Stock Option Plan (collectively, the "Option Plans"). The 1,800,000 Shares that the Company is offering to purchase represent approximately 13.0% of the outstanding Shares (approximately 12.2% assuming the exercise of all outstanding Options).

     The Handy & Harman Savings Plan (the "Savings Plan"), a defined contribution 401(k) plan available to employees of the Company, holds Shares in accounts for participants thereunder. Participants may instruct the Handy & Harman Savings Plan Administrative Committee to direct T. Rowe Price Trust Company ("T. Rowe Price"), as trustee of the Savings Plan, to tender all or part of the Shares reflecting the participant's interest in the Shares held in the Company stock fund (the "Company Stock Fund") credited to a participant's individual account by following the instructions set forth in "Procedure for Tendering Shares -- Savings Plan" in Section 3.

     Additionally, certain shareholders have been issued restricted Shares ("Restricted Shares") pursuant to the provisions of the Company's Long-Term Incentive Plan (the "Stock Plan," and, collectively, with the Option Plans, the "Incentive Plans"). Pursuant to the provisions of the Stock Plan, Restricted Shares may not be tendered in the Offer unless the restriction period applicable to such Restricted Shares has expired. Shareholders who hold Restricted Shares should see "Procedure for Tendering Shares -- Restricted Shares" in Section 3.

     A tender of Shares pursuant to the Offer will include a tender of the associated common stock purchase rights (the "Rights"). No separate consideration will be paid for such Rights. Unless the context otherwise requires, all references in this Offer to Purchase to the Shares shall include the associated Rights. For a description of the Rights, see Section 7.

     The Shares are listed and principally traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "HNH." On October 21, 1996, the last full trading day on the NYSE prior to the announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $17.375. THE COMPANY URGES SHAREHOLDERS TO OBTAIN CURRENT QUOTATIONS ON THE MARKET PRICE OF THE SHARES.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) 1,800,000 Shares or such lesser number of Shares as are validly tendered before the Expiration Date (and not withdrawn in accordance with Section 4) at a net cash price (determined in the manner set forth below) not greater than $20.00 nor less than $17.50 per Share. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, November 21, 1996, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price before the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 1,800,000 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number as are validly tendered at prices not greater than $20.00 nor less than $17.50 per Share). The Company reserves the right, in its sole discretion, to purchase more than 1,800,000 Shares pursuant to the Offer. See Section 15. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases or decreases the Dealer Manager's fee, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender Shares must specify the price (not greater than $20.00 nor less than $17.50 per Share) at which such shareholder is willing to have the Company purchase Shares. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price (not greater than $20.00 nor less than $17.50 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

     If the number of Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date is less than or equal to 1,800,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

     Priority. Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 1,800,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority:

          (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner (as defined in Section 2) who:

             (a) tenders all Shares (including Shares attributable to individual accounts under the Savings Plan but excluding Restricted Shares) beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

             (b) completes the box captioned "Odd Lots" on the Letter of Transmittal (or, in the case of Savings Plan Participants (as defined below) holding Odd Lots, the Direction Form (as defined below) sent to such Participants (see Section 3)) and, if applicable, on the Notice of Guaranteed Delivery; and

          (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis.

     Proration. In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each shareholder tendering Shares (other than Odd Lot Owners) shall be based on the ratio of the number of Shares tendered by such shareholder at or below the Purchase Price to the total number of Shares tendered by all shareholders (other than Odd Lot Owners) at or below the Purchase Price. This ratio will be applied to shareholders tendering Shares (other than Odd Lot Owners) to determine the number of Shares that will be purchased from each such shareholder pursuant to the Offer. Although the Company does not expect to be able to announce the final results of such proration until approximately seven business days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders can obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     As described in Section 14, the number of Shares that the Company will purchase from a shareholder may affect the United States federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a shareholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of October 23, 1996 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of shareholders who beneficially owned as of the close of business on October 23, 1996, and continue to beneficially own as of the Expiration Date, an aggregate of fewer than 100 Shares, including Shares attributable to individual accounts under the Savings Plan but excluding any Restricted Shares ("Odd Lot Owners"). See Section 1. To avoid proration, however, an Odd Lot Owner must validly tender at or below the Purchase Price all such Shares (including Shares attributable to individual accounts under the Savings Plan but excluding Restricted Shares) that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to partial tenders or to owners of 100 or more Shares in the aggregate (including Shares attributable to individual accounts under the Savings Plan but excluding Restricted Shares), even if such owners have separate stock certificates for fewer than 100 such Shares. Any Odd Lot Owner wishing to tender all such Shares beneficially owned by such shareholder pursuant to this Offer must complete the box captioned "Odd Lots" in the Letter of Transmittal (or, with respect to Participants in the Savings Plan who are Odd Lot Owners, the Direction Form (as defined below) sent to such Participants) and, if applicable, on the Notice of Guaranteed Delivery and must properly indicate in the section entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal (or the Direction Form, if applicable) the price at which such Shares are being tendered, except that an Odd Lot Owner may check the box in the section entitled "Odd Lots" indicating that the shareholder is tendering all of such shareholder's Shares (including Shares attributable to individual accounts under the Savings Plan but excluding Restricted Shares) at the Purchase Price. See
Section 3. Shareholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their Shares in transactions on a stock exchange, including the NYSE.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder who tendered any Shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

3. PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares.  For Shares to be validly tendered pursuant to the
Offer:

          (i) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 Midnight, New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

          (ii) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH SHAREHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.25) AT WHICH SUCH SHAREHOLDER'S SHARES ARE BEING TENDERED, EXCEPT THAT AN ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED "ODD LOTS" INDICATING THAT THE SHAREHOLDER IS TENDERING ALL OF SUCH SHAREHOLDER'S SHARES AT THE PURCHASE PRICE. Shareholders desiring to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered, except that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, Odd Lot Owners who tender all Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal (or, in the case of Savings Plan Participants holding Odd Lots, the Direction Form sent to such Participants (see Savings Plan, below)) and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 2.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or the Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith and payment and delivery are to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In this regard see Section 5 for information with respect to applicable stock transfer taxes. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described below), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the BookEntry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) the Depositary receives (by hand, mail, overnight courier, telegram or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

          (iii) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, on the third NYSE trading day after the date the Depositary receives such Notice of Guaranteed Delivery.

     If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering shareholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such shareholder.

     Backup Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. Such statements can be obtained from the Depositary. See Instructions 10 and 11 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

     For a discussion of certain United States federal income tax consequences to tendering shareholders, see Section 14.

     Withholding For Foreign Shareholders. Even if a foreign shareholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign shareholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof or
(iii) an estate or trust the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign shareholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareholder meets the "complete redemption", "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instructions 10 and 11 of the Letter of Transmittal.

     Savings Plan. As of October 17, 1996, the Savings Plan held 183,539 Shares, all of which were held in the Company Stock Fund under the Savings Plan. Interests in the Company Stock Fund are credited to the individual accounts of the Savings Plan participants, beneficiaries of deceased participants and alternate payees pursuant to qualified domestic relations orders (collectively referred to as "Participants"). Such Shares will, subject to the limitations of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and applicable regulations thereunder, be tendered (or not tendered) by T. Rowe Price, as trustee of the Savings Plan, according to the instructions of Participants to the Plan Administrative Committee and T. Rowe Price. Shares for which the Plan Administrative Committee and T. Rowe Price have not received timely instructions from Participants will not be tendered by T. Rowe Price, in accordance with the terms of the Savings Plan and the applicable trust agreements. T. Rowe Price will make available to Participants whose individual accounts are credited with Shares all documents furnished to shareholders generally in connection with the Offer. Each such Participant will also receive a form (the "Direction Form") upon which the Participant may instruct the Plan Administrative Committee and T. Rowe Price regarding the Offer. Each Participant may direct that all, some or none of the Shares attributable to such Participant's account under the Savings Plan be tendered and the price at which such Shares are to be tendered. All of the Shares of any Participant whose individual account is credited with less than 100 Shares and tenders all of such Shares in accordance with Section 2 hereof will be purchased by the Company without proration. See Section 2. The Company will also provide additional information in a separate letter with respect to the application of the Offer to Participants in the Savings Plan. PARTICIPANTS IN THE SAVINGS PLAN MAY NOT USE THE LETTER OF TRANSMITTAL TO DIRECT THE TENDER OF THE SHARES ATTRIBUTABLE TO THEIR INDIVIDUAL ACCOUNTS, BUT MUST USE THE DIRECTION FORM SENT TO THEM. PARTICIPANTS IN THE SAVINGS PLAN ARE URGED TO READ THE DIRECTION FORM AND RELATED MATERIALS CAREFULLY. All proceeds received by T. Rowe Price on account of Shares purchased from the Savings Plan will be reinvested in the T. Rowe Price Prime Reserve Account as soon as administratively possible and such investment will be credited to the plan Participant's individual account. Participants may contact T. Rowe Price after the reinvestment is complete at 1(800)922-9945 to have any proceeds of the sale of Shares that were reinvested in the T. Rowe Price Prime Reserve Account invested in a different manner subject to the provisions of the Savings Plan.

     Restricted Shares. Certain shareholders have been issued Restricted Shares pursuant to the provisions of the Stock Plan. Pursuant to the provisions of the Stock Plan, certificates representing Restricted Shares granted to Stock Plan participants must remain deposited with the Company until the expiration of the applicable restriction period (determined in accordance with the provisions of the Stock Plan) and cannot be tendered in the Offer or otherwise transferred by the participant until the expiration of the applicable restriction period. Upon the expiration of such applicable restriction period and pursuant to the provisions of the Stock Plan, such Restricted Shares shall no longer be restricted and may be tendered pursuant to the Offer. Restricted Shares as to which the applicable restriction period has expired shall thereafter be deemed Shares. Shareholders may tender such Restricted Shares (as to which they have been informed by the Company that the applicable restriction period has expired) as Shares pursuant to the Offer by following the instructions for tendering Shares set forth herein. Any questions with respect to the status of any Restricted Shares or as to when restrictions with respect to a particular plan participant's Restricted Shares expire may be directed to Stephen B. Mudd or Paul E. Dixon at (914) 921-5200. RESTRICTED SHARES AS TO WHICH THE APPLICABLE RESTRICTION PERIOD HAS NOT EXPIRED MAY NOT BE TENDERED PURSUANT TO THE OFFER.

     Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (a) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer, or (b) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent

Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder's representation and warranty to the Company that (a) such shareholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (b) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

     Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular shareholder. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

4. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on Friday, December 20, 1996.

     For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for bookentry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following any of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

     Participants in the Savings Plan should disregard the foregoing procedures with respect to Shares attributable to their individual accounts in the Savings Plan and should follow the procedures for withdrawal included in the letter furnished to such participants by the Company.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, and will accept for payment and pay for (and thereby purchase) Shares validly tendered at or below the Purchase Price and not withdrawn as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Under no circumstances will the Company pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who so delivered such Shares) as promptly as practicable following the Expiration Date or termination of the Offer without expense to the tendering shareholder. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREHOLDERS.

6. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after October 22, 1996 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

          (a) there shall have been threatened, instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (ii) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

          (b) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the sole judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

          (c) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;
     (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares or on the proposed financing of the Offer; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on October 22, 1996; or

          (d) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the sole judgment of the Company is or may be material to the Company and its subsidiaries taken as a whole; or

          (e) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Commission on October 22, 1996) or (ii) any such person or group that on or prior to October 22, 1996 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares; or

          (f) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if the Company waives any of the foregoing conditions, it may be required to extend the Expiration Date of the Offer. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

7. PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and principally traded on the NYSE. The high and low closing sales prices per Share on the NYSE Composite Tape as compiled from published financial sources and the quarterly cash dividends paid per Share for the periods indicated are listed below:

                                                             HIGH         LOW       DIVIDENDS
                                                            -------     -------     ---------
    1994
      1st Quarter.........................................  $16.25      $14.375       $ .05
      2nd Quarter.........................................   14.75       13.00          .05
      3rd Quarter.........................................   17.625      13.625         .05
      4th Quarter.........................................   17.125      13.50          .05
    1995
      1st Quarter.........................................  $16.50      $14.125       $ .06
      2nd Quarter.........................................   16.50       14.875         .06
      3rd Quarter.........................................   16.875      14.625         .06
      4th Quarter.........................................   16.625      13.625         .06
    1996
      1st Quarter.........................................  $17.625     $15.375       $ .06
      2nd Quarter.........................................   18.75       16.00          .06
      3rd Quarter.........................................   18.125      16.25          .06
      4th Quarter (through October 21, 1996)..............   18.375      16.50          .06(1)

---------------
(1) Dividend declared on October 24, 1996, payable on December 3, 1996, to holders of record of Shares on November 15, 1996, including holders of record tendering Shares in the Offer.

     The closing per Share sales price as reported on the NYSE Composite Tape on October 21, 1996, the last full trading day before the announcement of the Offer, was $17.375. THE COMPANY URGES SHAREHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

     On January 26, 1989, the Board of Directors of the Company adopted a Shareholders' Rights Plan, which was amended as of April 25, 1996 and October 22, 1996 (as amended, the "Rights Plan"), pursuant to which common stock rights (the "Rights") were distributed to shareholders on the basis of one Right for each Share held. In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Shares. Once exercisable, each Right entitles its holder to purchase from the Company one Share at a purchase price of $58.00 per Share, subject to adjustment. Upon the occurrence of certain other events related to changes in the ownership of the Shares, each holder of a Right would be entitled to receive, upon exercise, (i) the number of Shares for which such Right was exercisable immediately prior to the event rendering the Rights exercisable at a price equal to 10% of the then current market price per Share, subject to adjustment, or (ii) shares of an acquiring corporation's common stock having a market value equal to two times the exercise price of the Right. The Rights expire on January 26, 1999 and, subject to certain conditions, may be redeemed by the Board of Directors at any time at a price of $.02 per Right. The Rights are not currently exercisable and trade together with the Shares associated therewith. On October 22, 1996, the Rights Plan was amended (the "October Amendment") to prevent the Rights from becoming exercisable due to the Offer. The October Amendment was necessary because the percentage ownership of an existing shareholder could be increased due to the repurchase of Shares by the Company in the Offer and trigger the exercisability of the Rights by passing certain shareholder ownership percentage thresholds (a shareholder passing such a threshold, a "Potentially Triggering Shareholder"). The October Amendment provides that so long as a Potentially Triggering Shareholder does not acquire beneficial ownership of additional Shares representing one-half of one percent or more of the outstanding Shares after the completion of the Offer, the exercisability of the Rights will not be triggered. As a result of the October Amendment, the Rights will not become exercisable or separately tradable due to the Offer. Absent circumstances causing the Rights to become exercisable or separately tradable prior to the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the associated Rights. No separate consideration will be paid for such Rights. Upon the purchase of Shares by the Company pursuant to the Offer, the sellers of the Shares so purchased will no longer own the Rights associated with such Shares.

     At a meeting of the Board of Directors of the Company held on October 24, 1996, the Board of Directors declared a regular quarterly dividend of $.06 per Share payable on December 3, 1996 to shareholders of record on November 15, 1996. Since the Expiration Date will occur after November 15, 1996, holders of record on such date of Shares purchased in the Offer will be entitled to receive such dividend to be paid to shareholders of record as of such date regardless of whether such Shares are tendered pursuant to the Offer prior to, on or after November 15, 1996.

8. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     On August 20, 1996, the Company completed the sale of its United States precious metals refining division; in connection therewith, the Company retained ownership of the precious metals inventory previously necessary for the operation of the refining division. The Company intends to sell approximately 100,000 ounces of gold and approximately 4,430 ounces of platinum from its inventory to provide a portion of the financing necessary to consummate the Offer.

     The Company is making the Offer to (i) use the Company's cash and proceeds realized upon the sale of a portion of the Company's precious metals inventory to improve the Company's capital structure and lower its cost of capital for the benefit of its shareholders, and (ii) afford to those shareholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales. After the Offer is completed, the Company expects to have sufficient cash flow and access to other sources of capital to fund its growth initiatives, including building its businesses and making strategic acquisitions.

     The Board of Directors believes that, given the Company's businesses, assets and prospects, the purchase of the Shares pursuant to the Offer is an attractive investment that will benefit the Company and its remaining shareholders. The Offer provides shareholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $20.00 nor less than $17.50 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company without the usual costs associated with a market sale. The Offer gives shareholders an opportunity to sell their Shares at a price greater than the prevailing market prices of the Shares immediately prior to the announcement of the Offer. The Offer would also allow Odd Lot Owners whose Shares are purchased pursuant to the Offer to avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots on a securities exchange. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders should be reduced. Shareholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and therefore in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     As of October 16, 1996, no person was known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, except the Company understands from publicly available reports to the Commission that Mario J. Gabelli, Gabelli Funds, Inc., Gamco Investors, Inc., Gabelli & Company, Inc., Gabelli Performance Partnership, Gabelli International Limited and certain other affiliated entities (each at One Corporate Center, Rye, New York 10580-1434) (collectively, "Gabelli") may be deemed to be a group beneficially owning 2,708,200 outstanding Shares or approximately 19.6% (18.4% assuming the exercise of all outstanding Options) of the outstanding Shares; and Neuberger & Berman L.P., its affiliates and subsidiaries, at 605 Third Avenue, New York, New York 10158-3698 ("Neuberger & Berman") may be deemed to be a group beneficially owning 1,240,400 outstanding Shares or 9.0% (8.4% assuming the exercise of all outstanding Options) of the outstanding Shares. If the Company purchases 1,800,000 Shares pursuant to the Offer, assuming no Gabelli or Neuberger & Berman Shares are tendered in the Offer, Gabelli and Neuberger & Berman Shares would represent 22.6% and 10.3%, respectively, of the outstanding Shares (20.9% and 9.6%, respectively, assuming the exercise of all outstanding Options). Pursuant to the October Amendment to the Rights Plan, the above described increase in Share ownership by Gabelli as a result of the Offer will not cause the Rights to become exercisable. See Section 7.

     On November 6, 1995, the Company announced that the Board of Directors had authorized the repurchase of up to 1,500,000 of the then outstanding Shares (the "Repurchase Program"). The Shares were to be purchased from time to time in the open market or unsolicited negotiated transactions, including block purchases. The timing of the Repurchase Program and number of Shares repurchased was to be dictated by overall financial and market conditions. Since November 6, 1995, the Company has repurchased 429,600 Shares at prices ranging from $15.00 to $17.75 per Share pursuant to the Repurchase Program. Rule 13e-4 under the Exchange Act prohibits the Company from making any purchases of Shares until 10 business days after the Expiration Date, other than pursuant to the Offer; thereafter, the Company intends to resume the Repurchase Program. Any Share purchases under the Repurchase Program or otherwise may be on the same terms as, or on terms more or less favorable to shareholders than, the terms of the Offer. Any future purchases by the Company, either pursuant to the Repurchase Program or otherwise, will depend on numerous factors, including the market price of the Shares, the results of the Offer, the Company's business and financial condition and general economic and market conditions. Shares purchased in the Offer will not be counted in the aggregate number of Shares to be purchased pursuant to the Repurchase Program.

     Shares the Company acquires pursuant to the Offer will be retained as treasury stock (unless and until the Company determines to retire such Shares) and be available for issue without further shareholder action (except as required by applicable law or, if retired, the rules of any securities exchange on which Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, raising of additional capital for use in the Company's businesses, and satisfaction of obligations under existing or future employee benefit plans. The Company has no current plan for issuance of Shares repurchased pursuant to the Offer.

     Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any or all of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

9. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     As of October 16, 1996, there were 13,806,427 Shares outstanding. On September 28, 1996, the compensation committee of the Board of Directors granted 140,000 Options to certain executive officers of the Company and there presently are 942,631 Shares issuable upon the exercise of all outstanding Options. As of October 16, 1996, the Company's directors and executive officers as a group (16 persons) beneficially owned 633,082 Shares (including 373,981 Shares issuable upon the exercise of Options exercisable within 60 days of such date), which constituted approximately 4.5% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised) at such time. If the Company purchases 1,800,000 Shares pursuant to the Offer (approximately 13.0% of the outstanding Shares as of October 16, 1996) and no director or executive officer tenders Shares pursuant to the Offer (as is intended by the directors and executive officers), then after the purchase of Shares pursuant to the Offer, the Company's directors and executive officers as a group would beneficially own approximately 5.1% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised). As of October 16, 1996, no director or executive officer had beneficial ownership of more than 1% of the outstanding Shares, except Richard N. Daniel, Chairman of the Board and Chief Executive Officer of the Company, and Frank E. Grzelecki, President and Chief Operating Officer of the Company, whose beneficial ownership was approximately 1.6% and 1.1%, respectively, of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within sixty days of such date were exercised). If the Company purchases 1,800,000 Shares pursuant to the Offer, assuming no Shares beneficially owned by Mr. Daniel or Mr. Grzelecki are tendered in the Offer (as is intended by Messrs. Daniel and Grzelecki), Shares beneficially owned by Mr. Daniel and Mr. Grzelecki would represent approximately 1.8% and 1.2%, respectively, of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised).

     Except as set forth in Section 8 hereof or in Schedule I hereto, based on the Company's records and information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

     Except as set forth in this Offer to Purchase, neither the Company or any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

10. SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 1,800,000 Shares pursuant to the Offer at the maximum specified purchase price of $20.00 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $36,500,000. The Company anticipates that substantially all of the funds necessary to pay such amounts will be provided by the Company's cash, proceeds of the sale of precious metals and the existing credit facilities of the Company.

     On August 20, 1996, the Company completed the sale of its United States precious metals refining division; in connection therewith, the Company retained ownership of the precious metals inventory previously necessary for the operation of the refining division. The Company intends to sell approximately 100,000 ounces of gold and approximately 4,430 ounces of platinum from its inventory to provide a portion of the financing necessary to consummate the Offer.

     The Company intends to obtain an additional portion of the financing for the Offer through unsecured borrowings under its Revolving Credit Agreement, dated as of September 28, 1994, as amended (the "Credit Agreement"), among the Company and certain financial institutions, as lenders. Under the Credit Agreement, the Bank of Nova Scotia ("Scotiabank"), Chemical Bank and Bank of New York act as co-agents and Scotiabank acts as administrative agent. Pursuant to the Credit Agreement, the Company has a $200 million revolving credit facility (the "Credit Facility"), subject to reduction in certain circumstances. Loans made under the Credit Facility bear interest, at the Company's option, (a) at a rate equal to the sum of the applicable margin and the (i) London inter-bank offered rate ("LIBOR") or (ii) an Alternate Base Rate equal to the greater of
(x) Scotiabank's base rate for loans in U.S. dollars in the United States, and
(y) the sum of the federal funds rate and 50 basis points, or (b) at a rate determined by a competitive bid system among the financial institutions party to the Credit Agreement. The applicable margin varies based on certain financial ratios relating to the Company's financial condition. The final maturity date of any loan under the Credit Facility is September 27, 1999, unless extended pursuant to the terms of the Credit Agreement. The Credit Agreement includes representations and warranties, covenants, events of default and other terms customary to financing of this type. A copy of the Credit Agreement has been filed with the Commission as an exhibit to the Company's Current Report on Form 8-K dated October 12, 1994 and is incorporated by reference herein. On June 30, 1995, September 24, 1996 and October 11, 1996, the Credit Agreement was amended (the "Amendments"); copies of the Amendments were filed as exhibits to the Issuer Tender Offer Statement on Schedule 13E-4 filed by the Company on the date hereof and which Amendments are incorporated by reference herein.

     The Company expects to repay indebtedness incurred under the Credit Facility as a result of the Offer through cash flow from operations and/or future borrowings.

11. CERTAIN INFORMATION ABOUT THE COMPANY

     The Company was incorporated in the State of New York in 1905 as the successor to a partnership which commenced business in 1867. Until commencing a diversification program in 1966, the Company was engaged primarily in the manufacture of silver and gold alloys in mill forms and the refining of precious metals from jewelry and industrial scrap. The Company's markets were largely among silversmiths and manufacturing jewelers, users of silver brazing alloys, and manufacturers who required silver and gold primarily for the properties of those metals. As part of these precious metals operations, the Company continues to publish a daily New York price for its purchases of silver and gold and also publishes a daily price for its fabricated silver and gold. The silver price is relied on and used by manufacturers, banks, traders and others throughout the world. The diversification program added lines of precious metals products and various specialty manufacturing operations, including stainless steel and specialty metal alloy products, for industrial users in a wide range of applications in the electrical, electronic, automotive original equipment, office equipment, oil and other energy-related, refrigeration, utility, telecommunications and medical industries. In September 1994, the Company acquired Sumco Inc., a precision electroplating firm, which electroplates electronic connector and connector stock for the automotive, telecommunications, electronic and computer industries.

     The Company's business segments are manufacturing and selling (a) non-precious metal wire, cable and tubing products composed primarily of stainless steel and specialty alloys; (b) precious metal precision plating and surface finishing and other precious metal manufactured products; and (c) other specialty products supplied to natural gas, electrical and water utility companies.

     Historical Financial Information. The following table sets forth summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information for fiscal years 1994 and 1995 (other than the ratios of earnings to fixed charges) has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company as reported in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1995 and December 31, 1994 and is hereby incorporated herein by reference. In addition, the historical financial information for that portion of fiscal year 1996 presented is unaudited. Such historical financial information for fiscal year 1996 was set forth in the Company's Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 1996 and is hereby incorporated herein by reference. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited financial statements and the related notes thereto from which it has been derived. Copies of reports may be inspected or obtained from the Commission in the manner specified in "-- Additional Information" below.

            SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION(1)
              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                                       YEAR ENDED                 SIX MONTHS ENDED
                                              -----------------------------     ---------------------
                                              DECEMBER 31,     DECEMBER 31,     JUNE 30,     JUNE 30,
                                                  1994             1995           1995         1996
                                              ------------     ------------     --------     --------
                                                                                     (UNAUDITED)
STATEMENT OF INCOME DATA
  Revenue...................................    $408,968         $427,188       $228,090     $214,146
  Income from continuing operations
     before taxes...........................      11,567           14,286          6,096       15,503
  Income from continuing operations.........       6,743            7,509          2,816        8,817
  Gain (loss) from discontinued
     operations.............................       9,768           11,131          1,251       (9,654)
  Net income (loss).........................      16,511           18,640          4,067         (837)
  Earnings per common share:
     Income from continuing operations......    $   0.48         $   0.53       $   0.20     $   0.63
     Gain (loss) from discontinued
       operations...........................        0.70             0.79           0.09        (0.69)
     Net income (loss)......................    $   1.18         $   1.32       $   0.29     $  (0.06)
  Average shares outstanding................      14,050           14,092         14,095       14,027
  Ratio of earnings to fixed charges(2).....        2.07             2.13           1.90         4.70

                                                           AT                            AT
                                              -----------------------------     ---------------------
                                              DECEMBER 31,     DECEMBER 31,     JUNE 30,     JUNE 30,
                                                  1994             1995           1995         1996
                                              ------------     ------------     --------     --------
                                                                                     (UNAUDITED)
BALANCE SHEET DATA
  Working capital...........................    $ 33,743         $ 49,480       $ 37,218     $ 32,747
  Total assets..............................     405,018          341,049        421,365      325,935
  Total assets less excess of purchase price
     over net assets acquired in business
     combinations...........................     382,731          319,363        399,327      301,299
  Total long-term debt(3)...................     131,750           93,500        112,000       83,500
  Shareholders' equity......................     106,124          120,394        108,164      116,707
  Book value per common share...............    $   7.54         $   8.59       $   7.67     $   8.31

---------------
NOTES TO SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1) Revenue and expenses for the periods presented have been restated to reflect the sale of the Company's Refining Division business accounted for as a discontinued operation.

(2) The ratio of earnings to fixed charges has been computed by dividing the sum of income from continuing operations before taxes and interest expense from continuing operations by interest expense from continuing operations.

(3) Subsequent Event: On October 10, 1996, the Company repaid $64,500,000 of its long-term indebtedness with proceeds from its existing credit facilities; in connection therewith, the Company was required to pay a make-whole payment of $4,477,962.

     Pro Forma Financial Information. The following summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Information and gives effect to the purchase of Shares pursuant to the Offer as if it had occurred on January 1, 1995. The pro forma financial information should be read in conjunction with the historical consolidated financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

         SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                                                                                    SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31, 1995                JUNE 30, 1996
                                                        ---------------------------------   ---------------------------------
                                                                          PRO FORMA                           PRO FORMA
                                                                     --------------------                --------------------
                                                                      AT $20    AT $17.50                 AT $20    AT $17.50
                                                                     PURCHASE   PURCHASE                 PURCHASE   PURCHASE
                                                        HISTORICAL    PRICE       PRICE     HISTORICAL    PRICE       PRICE
                                                        ----------   --------   ---------   ----------   --------   ---------
STATEMENT OF INCOME DATA
  Revenue.............................................   $427,188    $427,188   $427,188     $214,146    $214,146   $214,146
  Income from continuing operations before taxes......     14,286      49,537     49,811       15,503      15,153     15,290
  Income from continuing operations...................      7,509      28,307     28,469        8,817       8,622      8,700
  Gain (loss) from discontinued operations............     11,131      11,131     11,131       (9,654)     (9,654)    (9,654 )
  Net income (loss)...................................     18,640      39,438     39,600         (837)     (1,032)      (954 )
  Earnings per common share:
    Income from continuing operations.................   $   0.53    $   2.30   $   2.32     $   0.63    $   0.71   $   0.71
    Gain (loss) from discontinued operations..........       0.79        0.90       0.90        (0.69)      (0.79)     (0.79 )
    Net income (loss).................................   $   1.32    $   3.20   $   3.22     $  (0.06)   $  (0.08)  $  (0.08 )
  Average shares outstanding..........................     14,092      12,292     12,292       14,027      12,227     12,227
  Ratio of earnings to fixed charges..................       2.13        4.72       4.82         4.70        4.34       4.48

                                                              AT DECEMBER 31, 1995                  AT JUNE 30, 1996
                                                        ---------------------------------   ---------------------------------
                                                                          PRO FORMA                           PRO FORMA
                                                                     --------------------                --------------------
                                                                      AT $20    AT $17.50                 AT $20    AT $17.50
                                                                     PURCHASE   PURCHASE                 PURCHASE   PURCHASE
                                                        HISTORICAL    PRICE       PRICE     HISTORICAL    PRICE       PRICE
                                                        ----------   --------   ---------   ----------   --------   ---------
BALANCE SHEET DATA
  Working capital.....................................   $ 49,480    $ 45,277   $ 45,439     $ 32,747    $ 28,457   $ 28,697
  Total assets........................................    341,049     336,846    337,008      325,935     321,537    321,777
  Total assets less excess of purchase price over net
    assets acquired in business combinations..........    319,363     315,160    315,322      301,299     296,901    297,141
  Total long-term debt................................     93,500     104,567    100,067       83,500      94,351     89,851
  Shareholders' equity................................    120,394     105,124    109,786      116,707     104,071    108,811
  Book value per common share.........................   $   8.59    $   8.61   $   8.99     $   8.31    $   8.50   $   8.89

---------------
NOTES TO SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

     The following assumptions regarding the Offer were made in arriving at the pro forma financial information:

     (1) Revenue and expenses for the periods presented have been restated to reflect the sale of the Company's Refining Division business accounted for as a discontinued operation.

     (2) The information assumes 1,800,000 Shares are repurchased and retired at a $20 per Share price and at a $17.50 per Share price, respectively. A portion of the repurchase was assumed to be financed from cash generated from the sale of 100,000 ounces of gold at $380.00 per ounce and 4,430 ounces of platinum at $393.00 per ounce. The sale of these LIFO metals will result in an after tax gain of $21,212,000 and cash flow of approximately $25,000,000. The remainder of the repurchase was assumed to be financed through long-term debt. It was assumed that these transactions took place on January 1, 1995.

     (3) Income before taxes was increased in 1995 by $35,952,000 for LIFO profits from the sale of the precious metals described above. Interest expense was increased for the periods presented for the additional long-term debt assumed to be used to finance the repurchase of Shares as of January 1, 1995. The assumed interest rate on the additional borrowings was 6.1%.

     (4) Income taxes on LIFO profits and increased interest were computed at an assumed marginal rate of 41% for 1995 and on increased interest for 1996 at 43.1%.

     (5) Expenses directly related to the Offer are assumed to be $500,000 and are charged against shareholders' equity.

     (6) The ratio of earnings to fixed charges has been computed by dividing the sum of income from continuing operations before taxes and interest expense from continuing operations by interest expense from continuing operations.

     Additional Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Shares are listed.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of shareholders. Nonetheless, the Company believes that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the NYSE, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted from such exchange.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     The Company is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

     The consent of certain banks under credit agreements with the Company was required to permit the making of the Offer; such consents were obtained prior to the date hereof.

14. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

     This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances, or to certain types of shareholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States Holder. For purposes of this summary, a "United States Holder" is a holder of Shares that is (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof, or (c) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. This discussion does not address the tax consequences to foreign shareholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such shareholders are generally taxed in a manner similar to United States Holders; however, certain special rules apply. Foreign shareholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. The summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. EACH SHAREHOLDER SHOULD CONSULT SUCH SHAREHOLDER'S TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF PARTICIPATION IN THE OFFER.

     United States Holders Who Receive Cash Pursuant to the Offer. An exchange of Shares for cash pursuant to the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, a United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Company, with the tax consequences described below.

     Under Section 302 of the Code, a United States Holder whose Shares are exchanged for cash pursuant to the Exchange will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the exchange (a) results in a "complete termination" of such holder's equity interest in the Company, (b) is "substantially disproportionate" with respect to such holder or
(c) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. In applying these tests, a United States Holder will be treated as owing Shares actually or constructively owned by certain related individuals and entities.

     If a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's sale of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described below.

     A United States Holder that exchanges all Shares actually or constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in the Company.

     An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange.

     A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

     If a United States Holder is treated as having sold such holder's Shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange.

     If a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 as having sold such holder's Shares for cash, the entire amount of cash received by such holder will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits, which the Company anticipates will be sufficient to cover the amount of any such dividend and will be includible in the holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged. No loss will be recognized. The United States Holder's tax basis in the Shares exchanged generally will be added to such holder's tax basis in such holder's remaining Shares. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be
(i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of such holder's tax basis in the Shares and thereafter as capital gain.

     The Company cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a holder can be given no assurance that a sufficient number of such holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

     Shareholders Who Do Not Receive Cash Pursuant to the Offer. Shareholders whose Shares are not exchanged pursuant to the Offer will not incur any tax liability as a result of the consummation of the Offer.

     Participants in the Savings Plan may have additional tax considerations. See the Direction Form and related materials sent under separate cover to such participants.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to foreign shareholders and backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. Additionally, in certain circumstances, if the Company waives any of the conditions of the Offer set forth in Section 6, it may be required to extend the Expiration Date of the Offer. The Company's reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in
Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designated to inform shareholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases or decreases the Dealer Manager's fee, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16. FEES AND EXPENSES

     The Company has retained J.P. Morgan Securities Inc. ("J.P. Morgan") to act as the Dealer Manager in connection with the Offer. J.P. Morgan will receive a fee of $175,000 for its services as Dealer Manager and an advisory fee of $100,000. The Company also has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with the Offer, including out-of-pocket expenses and reasonable attorney's fees and disbursements, and to indemnify J.P. Morgan against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. J.P. Morgan has rendered various investment banking and other advisory services to the Company in the past, for which it has received customary compensation, and can be expected to render similar services to the Company in the future. The Company also has retained

Georgeson & Company Inc. as Information Agent and ChaseMellon Shareholder Services, L.L.C. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Dealer Manager and Information Agent may contact shareholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than the Dealer Manager) for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17. MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                                                  HANDY & HARMAN

October 24, 1996

                                                                      SCHEDULE I

                     CERTAIN TRANSACTIONS INVOLVING SHARES

     Except as set forth below, based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company (of which the Company believes there are none) nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiary of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to October 24, 1996.

     1. The Company has repurchased an aggregate of 26,600 Shares at prices ranging from $17.25 to $17.75 pursuant to its ongoing Share Repurchase Program, each in market purchases on the NYSE, as set forth in the table below:

                                                               NUMBER OF
                                 DATE                           SHARES           PRICE(1)
        ------------------------------------------------------ ---------         ------
        9/3/96................................................   25,000          $17.25
        9/24/96...............................................      800          $17.75
        9/25/96...............................................      600          $17.75
        9/26/96...............................................      200          $17.75

---------------
(1) Exclusive of brokerage commission.

     2. The Company issued Options to purchase an aggregate of 140,000 Shares to the Company's executive officers on September 26, 1996 under the Company's 1995 Omnibus Stock Incentive Plan, as set forth in the table below:

                                                              NUMBER OF
                               NAME                        OPTIONS GRANTED     EXERCISE PRICE
        -------------------------------------------------- ---------------     --------------
        R.N. Daniel.......................................      50,000             $17.75
        F.E. Grzelecki....................................      40,000             $17.75
        R.F. Burlinson....................................      15,000             $17.75
        P.E. Dixon........................................      15,000             $17.75
        J.M. McLoone......................................       5,000             $17.75
        S.B. Mudd.........................................       5,000             $17.75
        D.C. Kelly........................................      10,000             $17.75

     3. Paul E. Dixon, Vice President, General Counsel and Secretary of the Company, exercised options to purchase 2,000 Shares at a price of $12.937 per Share on September 23, 1996, and sold such acquired Shares at a price of $17.75 on such date.

     4. Robert E. Cornelia, a director of the Company, exercised options to purchase 699 Shares at a price of $1.00 per Share on September 26, 1996.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

           By Mail:               By Facsimile Transmission:       By Hand or By Overnight
                                                                           Courier:
  Reorganization Department             (201) 329-8936            Reorganization Department
       Midtown Station                                            120 Broadway - 13th Floor
         P.O. Box 798                                              New York, New York 10271
   New York, New York 10018

               Confirm Receipt of Notice of Guaranteed Delivery:

                                 (201) 296-4983

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent, at the telephone number and address below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           GEORGESON & COMPANY INC.

                               Wall Street Plaza
                            New York, New York 10005
                           Toll Free: (800) 223-2064
                  Bank & Brokers Call Collect: (212) 440-9800

                      The Dealer Manager for the Offer is:

                          J.P. MORGAN SECURITIES INC.

                                 60 Wall Street
                         New York, New York 10260-0060
                           Toll Free: (800) 576-9843
                                 (212) 648-7833